UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 8

PACE HEALTH MANAGEMENT SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

693723108
(CUSIP Number)

Mr. John Pappajohn
Equity Dynamics, Inc.
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

August 28, 1998
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       3,031,686

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       3,031,686

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,031,686

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       24.56%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

This amends and supplements the Statement on Schedule 13D filed with the Commission by John Pappajohn ("Pappajohn") with respect to his ownership of Common Stock (the "Common Stock"), no par value per share, Convertible Preferred Stock, Series A, no par value per share ("Series A Preferred Stock") and Warrants to purchase shares of Common Stock (the "Warrants") of PACE Health Management Systems, Inc., an Iowa Corporation (the "Company"). Unless otherwise defined herein, all capitalized items used herein shall have the meaning ascribed to them in the Statement.


Item 5.     Interest in Securities of the Issuer

     (a) As of the date of this Statement, Mr.Pappajohn beneficially owned an aggregate of 1,758,519 shares of Common Stock,(assuming the conversion of 625,000 shares of Series A Preferred Stock into 1,250,000 shares of Common Stock) and Warrants to purchase another 1,273,167 shares of Common Stock. Such shares of Common Stock and the Warrants represent 24.56% of the outstanding Common Stock of the Company based upon 12,344,951 shares of Common Stock actually outstanding as of August 28, 1998, assuming conversion of all of the Series A Preferred Stock and Pappajohn's Warrants into Common Stock.

     b) Mr. Pappajohn has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all shares of Common Stock and Series A Preferred Stock that he owns.

     (c) On August 28, 1998 Mr. Pappajohn received Warrants to purchase 500,000 shares of Common Stock at $0.50 per share in connection with a $100,000 operating loan to the Company.on the same date

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     Not applicable.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  September 8, 1998

/s/ John Pappajohn
-------------------
John Pappajohn